EXHIBIT 12.1

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Years Ended December 31,
(in millions, except ratios)	2017	2016	2015	2014	2013

Income (loss) from continuing operations before income taxes	$881	$(2,338)	$97	$856	$357
Interest expense	146	204	215	217	219
Rental expense attributable to interest	3	3	3	2	2
Earnings	$1,030	$(2,131)	$315	$1,075	$578

Interest expense	$146	$204	$215	$217	$219
Capitalized interest	3	-	5	2	-
Rental expense attributable to interest	3	3	3	2	2
Preferred stock dividends	-	-	-	-	-
Fixed charges and preferred stock dividends	$152	$207	$223	$221	$221

Ratio of earnings to fixed charges (a)	6.78	(b)	1.41	4.86	2.62

Ratio of earnings to fixed charges and preferred stock dividends (c)	6.78	(b)	1.41	4.86	2.62

(a)   The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•          earnings include income (loss) from continuing operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•          fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.

(b)   Due to the Company’s loss from operations before income taxes for the year ended December 31, 2016, the ratio coverage was less than 1:1. To achieve ratio coverage of 1:1, the Company would have needed additional earnings of approximately $2.3 billion.

(c)    The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

•          earnings include income (loss) from continuing operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•          fixed charges and preferred stock dividends consist of interest expense, capitalized interest, the portion of rental expense deemed to be representative of the interest component of rental expense and preferred stock dividends.

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